EXHIBIT 97.1

GLOBUS MEDICAL, INC. COMPENSATION RECOUPMENT POLICY

I.	Purpose

The Board of Directors (“Board”) of Globus Medical, Inc. (“Globus”), as recommended by its Compensation Committee (“Committee”), has adopted this Compensation Recoupment Policy (this “Policy) as its mandatory clawback policy if a Restatement under the Applicable Rules (defined below) occurs.

Any capitalized terms used but not immediately defined in this Policy shall have the meanings contained in Section II.

II.	Defined Terms

a.

“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder, Section 303A.14 of The New York Stock Exchange (“NYSE”) Listed Company Manual, applicable interpretations of these rules, and any other national stock exchange rules or interpretations to which Globus is or becomes subject.

b.	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

c.

“Financial Reporting Measures” mean (i) measures used in preparing Globus’s financial statements that are determined and presented in accordance with U.S. generally accepted accounting principles, and any measures derived in whole or in part from such measures, (ii) Globus’s stock price, and (iii) Globus’s total shareholder return. A “Financial Reporting Measure” need not be presented in the financial statements or a report filed with the SEC.

d.

“Incentive-Based Compensation” means any compensation granted, earned, paid, received, or vested, based in whole or in part on the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include, among other forms of compensation, base salary or cash bonuses or equity awards that vest exclusively upon completion of a specified employment period and are unrelated to Financial Reporting Measures. Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs in another fiscal period.

e.

“Recovery Period” means the three completed fiscal years immediately before the date that Globus is required to prepare a Restatement, which date is the earlier of the date (i) the Board, a Board committee, or the officer or officers of Globus authorized to take such action if Board action is not required, conclude, or reasonably should have concluded, that Globus is required to prepare a Restatement or (ii) a court, regulator, or other legally authorized body directs Globus to prepare a Restatement.

f.	“Regulators” means, as applicable, the SEC and NYSE.

g.

“Restatement” means an accounting restatement that Globus is required to prepare due to Globus’s material noncompliance with any financial reporting requirement under the securities laws, including (i) an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) an error that would result in a material misstatement if it were corrected in the current period or left uncorrected in the current period.

h.	“SEC” means the U.S. Securities and Exchange Commission.

i.	“Senior Officer” means any person designated by the Board as such in accordance with the definition of executive officer set forth in the Applicable Rules.

III.	Administration

The Committee shall administer this Policy and has the sole discretion to make all related determinations under this Policy, provided that the Committee must interpret this Policy in a manner that is consistent with the Applicable Rules.

IV.	Recovery on a Restatement

If required to prepare a Restatement, Globus shall reasonably and promptly recover from any Senior Officer the amount, as calculated pursuant to this Section IV, of erroneously awarded Incentive-Based Compensation that was Received by such Senior Officer during the Recovery Period. The amount of erroneously awarded Incentive-Based Compensation subject to this Policy will be the excess of (i) the amount of Incentive-Based Compensation the Senior Officer Received (whether in cash or shares) based on the erroneous data in the original financial statements; over (ii) the amount of Incentive-Based Compensation (whether in cash or shares) the Senior Officer would have Received if the Incentive-Based Compensation had been based on the restated results, without respect to any tax liabilities the Senior Officer incurred or paid in respect of such Incentive-Based Compensation.

Recovery of any erroneously awarded compensation under this Policy is not dependent on fraud or misconduct by any Senior Officer in connection with a Restatement.

Without limiting the foregoing, for Incentive-Based Compensation based on Globus’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (i) the amount shall be based on Globus’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive- Based Compensation was Received and (ii) Globus shall maintain documentation of the determination of that reasonable estimate and provide such estimate to NYSE.

If a Senior Officer fails to repay or reimburse erroneously awarded compensation subject to recovery under this Policy, the Committee may require the Senior Officer to reimburse Globus for any and all expenses reasonably incurred (including legal fees) in recovering the erroneously awarded compensation.

V.	Coverage and Application

This Policy covers all Senior Officers who have Received Incentive-Based Compensation at any time during the Recovery Period. Incentive-Based Compensation shall not be recovered under this Policy if Received by any person before the effective date that such person was appointed a Senior Officer. Subsequent changes in a Senior Officer’s employment status, including retirement or termination of employment, do not affect Globus’s right or obligation to recover Incentive-Based Compensation under this Policy.

This Policy shall apply to Incentive-Based Compensation Received by any Senior Officer on or after October 2, 2023 (the “NYSE Rule Effective Date”) that results from the attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the NYSE Rule Effective Date. This includes Incentive-Based Compensation approved, awarded, or granted to a Senior Officer on or before the NYSE Rule Effective Date, even if such Incentive-Based Compensation is Received after the NYSE Rule Effective Date.

VI.	Exceptions to Policy

Globus shall not be required to recover Incentive-Based Compensation if any of the following conditions exist and the Committee determines that these conditions would cause recovery to be impracticable:

a.

The direct expense paid to a third party to assist in enforcing this Policy would exceed the recoverable amount; provided that before the Committee determines that recovery would be impracticable based on the expense of enforcement, Globus shall have (i) made a reasonable attempt to recover the Incentive-Based Compensation, (ii) documented such reasonable attempts to recover, and (iii) provided NYSE applicable documentation;

b.

Recovery would violate the home country law where that law was adopted before November 28, 2022, and the Committee has obtained an opinion of home country counsel, acceptable to NYSE, that recovery would result in such a violation, and has provided such opinion to NYSE in accordance with the Applicable Rules; or

c.

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and related U.S. Treasury regulations.

VII.	Public Disclosure

Globus shall make all required disclosures and filings with the Regulators concerning this Policy consistent with the requirements of the Applicable Rules and any other applicable requirements, including any disclosures required in connection with SEC filings.

VIII.	Methods of Recovery

In the event of a Restatement, the Committee may take any such actions as it deems necessary or appropriate, subject to applicable law, including, without limitation:

a.

The reduction or cancellation of any Incentive-Based Compensation in the form of vested or unvested equity or equity-based awards that have not been distributed or otherwise settled before the date of determination;

b.	The recovery of any Incentive-Based Compensation previously paid to the Senior Officer;

c.	The recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any Incentive-Based Compensation in the form of equity or equity-based awards;

d.	The offset, withholding, or elimination of any amount that could be paid or awarded to the Senior Officer after the date of determination;

e.

The recoupment of any amount of Incentive-Based Compensation contributed to a plan that takes into account Incentive-Based Compensation (excluding certain tax-qualified plans, but including long-term disability, life insurance, supplemental executive retirement plans and deferred compensation plans, in each case to the extent permitted by applicable law, including Section 409A of the Code) and any earnings accrued to date on any such amount; and

f.	The taking of any other remedial and recovery action permitted by law that the Committee determines.

The Committee also may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the Senior Officer’s obligations to Globus as the Committee deems appropriate.

IX.	No Indemnification

Globus shall not indemnify any current or former Senior Officer against the loss of erroneously awarded compensation and shall not pay or reimburse any Senior Officer for premiums incurred or paid for any insurance policy to fund such Senior Officer’s potential recovery obligations.

X.	Administrator Indemnification

The Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by Globus to the fullest extent under applicable law and Globus policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the Committee or members of the Board under applicable law, Globus’s Certificate of Incorporation and Bylaws (as each may be amended from time to time), or any contractual rights.

XI.	No Substitution of Rights; Non-Exhaustive Rights

Any right of recoupment under this Policy is additive and does not replace any other remedies or rights of recoupment that may be available to Globus under (a) the Globus 2021 Equity Incentive Plan, as amended, and any other incentive plan of Globus or any of its subsidiaries or affiliates, or any amendments or successor plans thereto and (b) the terms of any similar policy or provision in any equity award agreement, employment agreement, compensation agreement or arrangement, or similar agreement and any other legal remedies available to Globus.

In addition to recovery of compensation as provided for in this Policy, Globus may take any and all other actions as it deems necessary, appropriate, and in Globus’s best interest in connection with a Restatement, including termination of a Senior Officer’s employment and initiating legal action against a Senior Officer. Nothing in this Policy limits Globus’s rights to take any such or other appropriate actions.

XII.	Amendment

The Board, on the Committee’s recommendation, may amend this Policy at any time for any reason, subject to any limitations under the Applicable Rules. The Board may terminate this Policy whenever the Applicable Rules no longer apply to Globus.

XIII.	Successors

This Policy shall be binding and enforceable against all Senior Officers, their beneficiaries, heirs, executors, administrators, or other legal representatives.

XIV.	Effective Date of Policy

This Policy shall be effective as of December 1, 2023 (the “Policy Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation Received by any Senior Officer on or after the NYSE Rule Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted, or paid to such Senior Officer before the Policy Effective Date. Without limiting the generality of Section VIII, and subject to applicable law, the Committee may effect recovery under this Policy from any amount of compensation approved, awarded, granted, payable, or paid to any Senior Officer prior to, on, or after the Policy Effective Date.